Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 20, 2014 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have focused on:

▪  Concluding its arbitration claim (the "Brisas Arbitration") against Venezuela in connection with the seizure of the Company's Brisas Project through the issuance of the ICSID Tribunal’s  September 22, 2014 Award;

▪  Executing the Company’s strategy to pursue any and all means to ensure timely payment by the government of Venezuela including identifying award debtor assets and enforcing the arbitral award by attaching such assets;

▪  Advancing efforts to sell the remaining Brisas Project related assets;

▪  Evaluating alternative mineral prospects.

Exploration Prospects

La Tortuga Property

Pursuant to an April 2012 Option Agreement with Soltoro Ltd., Gold Reserve had the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate US$3.65 million in option payments and property expenditures over three years. Over the approximately two year period Gold Reserve compiled data, completed a number of studies on the property and made option payments totaling $0.4 million (including a $0.15 million property payment made in 2014) all of which has been written-off as of June 30, 2014.

In late 2013, the Mexican authorities changed its focus on environmental reviews and approvals which caused the Environment Ministry (SEMARNAT – Secretaria del Medio Ambiente y Recursos Naturales) to require the Company to resubmit its drilling permit application, expand its environmental baseline study and add additional other items. The perceived change in the Mexican government's posture towards mining led management and the Board of Directors to conclude that continued investment in the property was no longer warranted and the Company terminated its option on the property in August 2014.

The Company is evaluating alternative prospects with a focus on, among other things, the mineralized potential, economic factors, the level and quality of previous work completed on the prospect and location. The Company is focused on prospects that are located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws and an experienced mining authority.

Brisas Arbitration

In April 2008, after a series of actions which concluded with the revocation of the Company’s previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project.

In October 2009, Gold Reserve initiated its arbitration case under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (ICSID) of the World Bank to seek compensation for the losses caused by Venezuela’s violations of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Canada-Venezuela” BIT). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1) (the “Brisas Arbitration”)).

On September 22, 2014, the Tribunal unanimously awarded damages to the Company totaling $713 million, plus pre-award interest from April 14, 2008 through the date of the Award at the U.S. Government Treasury Bill Rate, compounded annually totaling approximately $22.3 million and $5 million for legal costs and expenses, for a total award, as of September 22, 2014, of $740.3 million. The amount awarded, plus pre‑award interest, accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which comes to approximately $51,412 per day.

The Tribunal focused on the following key aspects of the case: The Tribunal’s jurisdiction to decide the dispute under the Canada-Venezuela BIT; the nature and extent of Gold Reserve’s rights to develop the Brisas Project; Venezuela’s alleged violations of the Canada-Venezuela BIT; and the damages awarded to Gold Reserve.

The Tribunal rejected Venezuela’s jurisdictional objections in their entirety noting that Gold Reserve was a Canadian investor which had made an investment in the Brisas Project in Venezuela under the Canada-Venezuela BIT, the Company’s incorporation in Canada satisfied the jurisdictional standards and the fact that Gold Reserve obtained ownership of the mining rights as a result of Gold Reserve’s 1999 corporate restructuring could not be considered a violation of the standard.

The Tribunal found that Venezuela’s challenge to the Company’s entitlement to develop the Brisas related concessions and twelve adjoining parcels as a single mining project, as well as the Company’s rights to each individual concession and parcel thereby denying any value to the concept of a “Brisas Project’ was unwarranted and concluded that the Company had a reasonable expectation that it would be permitted to use adjoining parcels to exploit the concessions and parcels as a single Brisas Project.

The Tribunal also concluded that the Company held valid rights to all of the concessions and parcels required to develop the Brisas Project, with the exception of a 16.6 hectare strip of land located between Brisas and the neighboring Cristina IV parcel (the so-called “North Parcel”). Despite evidence that: the North Parcel was intended to be part of the Brisas related concessions as it came into existence due to a historical surveying error, the Company had worked with the Ministry of Mines to correct the error, it was included in the Ministry of Mines approved Feasibility Study, it was included in the Ministry of Environment accepted Venezuelan Environmental and Socio‑Cultural Impact Assessment and it was included in the Ministry of Environment authorized Construction Permit issued on March 27, 2007, the Tribunal concluded that Gold Reserve’s rights in relation to the North Parcel were never perfected because the State never acted on an “alfarjeta” application in regard to that property and as a result prevented Gold Reserve from implementing an agreement to extend its mine pit onto the Cristina IV parcel (a practice commonly referred to in the mining industry as a “layback”).

The Tribunal determined Venezuela had breached the obligation to accord Gold Reserve’s investment in the Brisas Project fair and equitable treatment as required by the Canada-Venezuela BIT.  In particular, the Tribunal referenced the Administration’s evident “change of political priorities” regarding the Brisas Project, which led to the cancellation of Gold Reserve’s mining rights. Acknowledging that it was “not a straight-forward issue” and that it had “considered the issue at length,” the Tribunal concluded that Venezuela had not violated the Canada-Venezuela BIT’s separate expropriation standard.  Nevertheless, the existence of the fair and equitable treatment violation allowed the Tribunal to award damages.  The Tribunal specifically noted that “[t]he seriousness of the breach shall be duly taken into account when determining the amount of the compensation due to [Gold Reserve] in that regard.”

The Company originally sought damages in the total amount of $1.735 billion, plus interest from April 14, 2008 (the date on which Venezuela revoked Gold Reserve’s March 27, 2007 Construction Permit) through the date of the award at the US Prime Rate of interest plus 2%, compounded annually.

Following its conclusion that Gold Reserve lacked rights to the North Parcel and thus the ability to obtain a layback on the Cristina IV parcel, the Tribunal based its award of damages on an assumed smaller Brisas Project in which Gold Reserve’s mine pit was located entirely within the boundaries of the Brisas related concessions. With that assumption, the Tribunal accepted Gold Reserve’s expert’s $1.326 billion DCF valuation of the fair market value of the hypothetically smaller Brisas Project as of April 14, 2008 and then made the following deductions:

$162 million for mineral resources believed too speculative to have been ascribed value by a hypothetical willing buyer of the Brisas Project development rights in April 2008; $101 million associated with the presumed degraded performance of the processing plant in the no layback scenario, including reduced metal recovery rates and concentrate grades; $80 million for the additional costs related to the management of the hard rock ore stockpiles that would be needed in the no layback scenario; $108.5 million related to an assumed one-year delay to adjust mine plan in any hypothetical sale of the project rights without the North Parcel and without a layback agreement; $31 million associated with the deletion of the rights to silver which had never been legally perfected due to the State’s failure to act on the Company’s silver application; and $130 million related to the addition of a 4% country risk (other than expropriation risk) premium for Venezuela in 2008.

After the issuance of the Award, Gold Reserve sent a demand letter to Venezuela.  Shortly thereafter, representatives from Venezuela and the Company met to discuss the satisfaction of the Award.  No agreement was reached at that point in time.

In late October, Venezuela filed a petition before the French Court of Appeal declaring its intent to have the Award set aside or annulled.  As the ICSID arbitration was conducted under the arbitration rules of ICSID’s Additional Facility and was sited in France, the courts in France and not ICSID have jurisdiction to rule on such a petition. A petition to have an award set aside is only available in very limited circumstances, intended primarily for cases in which the petitioner claims the arbitral tribunal exceeded its powers or denied the parties due process in the arbitration.  This procedure does not permit a review on the merits of the Award.  To date, Venezuela has not set out its grounds to seek annulment.

At this point in time, Venezuela’s petition appears to be purely dilatory and the Company is confident that it is without merit and will be rejected accordingly. The timing of the proceedings will be determined by the French Court of Appeal. Since Venezuela has only filed a notice to set aside the Award at this time the Company does not have any further information regarding its intentions.  The existence of the petition does not affect the finality of the Award nor its enforceability. Accordingly, Gold Reserve has pursued its strategy to collect on its Award and has filed a petition before the French Court of Appeal to obtain an order of exequatur for the recognition and enforcement of the Award.  A hearing is scheduled to take place on November 27, 2014. The Company may seek recognition and enforcement of the Award in other jurisdictions as well.

As is permitted by Article 56 of the arbitration rules of ICSID’s Additional Facility, both parties have filed requests for the arbitral tribunal to correct what each party has identified as “clerical, arithmetical or similar errors” in the Award.  Article 56 of ICSID Additional Facility arbitration rules does not permit reconsideration by the tribunal of any aspect of its award and does not permit correction to an error of judgment.  Rather, it permits the tribunal to correct inadvertent arithmetic or typographical errors.  While the Company has identified what it considers to be an inadvertent arithmetic error that warrants an increase in the Award, Venezuela has identified what it contends are significant inadvertent arithmetic errors that it argues supports a reduction of the Award. The arbitral tribunal will consider the parties’ requests and advise whether it concludes that any correction is warranted. The Company and Venezuela simultaneously submitted replies to the other party’s request for corrections of the Award on November 13, 2014.

An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.  There exists an international instrument created for the purpose of facilitating such recognition and enforcement, the Convention on the Recognition and Enforcement of Foreign Arbitral Awards,  New York, 10 June 1958 (the “New York Convention”) to which over 150 countries are party.  Under the New York Convention, arbitral awards may be recognized as a judgment of the court and execution may be done by attaching assets belonging to the award debtor. Although the Company expects that Venezuela will ultimately honor its international obligations, management anticipates that Venezuela will make every effort to challenge the validity and/or amount of the Award in the near term and vigorously oppose any action the Company may take in the various jurisdictions around the world to effect full payment of the tribunal’s Award. Management is pursuing any and all means to ensure timely payment by the government of Venezuela and is fully engaged in executing its strategy to ensure the recognition and collection of the Award.

In 2013, Venezuela publically stated its intent to develop the Brisas Project and contiguous areas and has reportedly engaged a major Chinese corporation for initial studies related to the development and eventual construction of the Brisas or Brisas-Cristinas mine as a large gold-copper complex.

In December 2013, the Venezuelan government granted the gold exploration and mining rights in three areas located in Bolivar State valued at $30 billion to the Venezuelan State-owned oil company Petróleos de Venezuela, S.A. ("PDVSA"). At or about the same time PDVSA established Empresa Nacional Aurifera, S.A. ("ENA") with equity of $30 billion for the purpose of exploring, developing and producing gold. ENA holds the mining rights noted above. One of the three areas granted, Sifontes South or Kilometer 88 Block, includes the area of the Brisas gold and copper deposit. Also in December 2013 Venezuela's central bank, Banco Central de Venezuela (BCV") purchased 40% of ENA for an estimated $12 billion. Pursuant to the transaction, PDVSA offset promissory notes payable to BCV totaling $21.5 billion and recorded a gain of approximately $9.5 billion.

Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company. This would allow PDVSA, ENA, BCV and the Chinese corporation to develop Brisas on an accelerated basis for the benefit of Venezuela, with appropriate compensation for the Company’s stakeholders.

The Board of Directors approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter and becomes an obligation of the Company only as the Award is collected. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

Pursuant to its 2012 debt restructuring, the Company issued a CVR which entitled each note holder participating in the 2012 Restructuring to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR and will become an obligation of the Company only as the Award is collected.

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and taxes, the Company expects to distribute, in the most cost efficient manner, a substantial majority of any net proceeds after considering the Company’s obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), interest notes, CVR, Bonus Plan and Retention Units.

Financial Overview

The Company's overall financial position is a product of a number of historical events including the uncompensated seizure of the Brisas Project by the Venezuelan government and the protracted effort to obtain compensation for the seizure through arbitration, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project, the impact of the 2012 restructuring of convertible debt originally issued for the Brisas Project as well as the extension in the second quarter 2014 of the maturity date of the Company's then existing debt and issuance of an additional $12 million of new convertible debt.

Recent operating results continue to be impacted by the cost of the successful ICSID Award related to the seizure of the Brisas Project by the Venezuelan government and more recently efforts to ensure collection of the Award, exploration expenses and costs associated with the termination of the La Tortuga Project, professional fees and related costs arising from the debt restructuring and equity issuance and the cost of maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, it has not recorded revenue or cash flows from mining operations and continues to experience losses from operations, a trend the Company expects to continue, unless and until the collection of the ICSID Award related to Brisas and/or it acquires and invests in an alternative mining project, which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the award related to the Brisas Arbitration, the amount of proceeds and timing of sale, if any, of the remaining equipment originally slated for the Brisas Project, the timing of the redemption or maturity of the existing convertible notes.  The Company has one operating segment, the exploration and development of mineral properties.

During the third quarter of 2013, the Company closed a previously agreed to private placement for gross proceeds totaling $5,250,000. The private placement consisted of 1,750,000 units comprised of one Class A common share and one-half of one Class A common share purchase warrant, with each whole warrant exercisable by the holder for a period of 2 years after its issuance to acquire one Class A common share at a price of $4.00 per share.

During the second quarter of 2014, the Company agreed with its Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue $12 million of New Notes also maturing December 31, 2015, net of costs of approximately $1.3 million. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes. (See Note 11 to the consolidated financial statements).

Management plans to dispose of the remaining Brisas Project assets, execute its strategy to collect the Brisas Arbitration Award and sell the technical data related to the Brisas project to Venezuela and identify other mineral properties for exploration.

Liquidity and Capital Resources

At September 30, 2014, the Company had cash and cash equivalents of approximately $8.5 million which represents an increase from December 31, 2013 of approximately $5.5 million. The net increase was primarily due to proceeds from the issuance of convertible notes offset by cash used in operations. The activities that resulted in the net change in cash are more fully described in the "Operating," "Investing" and "Financing" Activities sections below.

	2014	Change	2013
Cash and cash equivalents	$8,464,426	$5,488,589	$2,975,837

As of September 30, 2014, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $8.7 million, Brisas Project related equipment which is subject to disposal with an estimated fair value of approximately $19 million (See Note 7 to the consolidated financial statements) and short-term financial obligations including accounts payable and accrued expenses of approximately $4.1 million. Included in accounts payable is approximately $3.4 million which represents contingent legal fees now payable as a result of the successful ICSID Award. In addition, the Company is obligated to pay approximately $1.7 million upon the collection of the ICSID Award. As of the date of this report, the Company had approximately $8.0 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule may require that the Company seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its longer-term funding requirements, primarily the convertible notes due in December 2015, the Company is continuing its efforts to dispose of the remaining Brisas Project related assets and pursue a timely and successful collection of the ICSID arbitration award. The Company may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2014 and 2013 was approximately $5.7 million and $7.1 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash expense items primarily related to accretion of convertible notes, stock options issued in lieu of cash compensation and certain non-cash changes in working capital.

Cash flow used in operating activities during the nine months ended September 30, 2014 decreased from the prior comparable period primarily due to an increase in accounts payable related to the contingent legal fees associated with the Brisas arbitration, interest paid in the form of notes, accretion of convertible notes and non-cash write-off of mineral property, partially offset by an increase in corporate general and administrative expense as a result of costs associated with the restructuring of convertible notes.

Investing Activities

During the nine months ended September 30, 2014 and 2013, the Company paid $150,000 and $125,000 in accordance with the terms of its option agreement related to the La Tortuga property. In August 2014, the Company terminated its option agreement and wrote-off $0.4 million in option payments previously capitalized, which included the options payment noted above (See Note 7 to the consolidated financial statements).   As of September 30, 2014, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

Financing Activities

Net proceeds from the issuance of common shares during the nine months ended September 30, 2014 relate to the exercise of employee stock options totaling $0.1 million. During the nine months ended September 30, 2013, the Company completed a $5.0 million private placement financing and also received $0.6 million from the exercise of employee stock options.

During the second quarter of 2014, the Company agreed with its largest Noteholders to extend the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issue $12 million of New Notes also maturing December 31, 2015. The terms of the Agreement were finalized on May 7, 2014. The Modified Notes were amended to be consistent with the terms of the New Notes.

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at a rate of 11% per year, which will be accrued and capitalized quarterly, issued in the form of a note (Interest Notes) and be payable in cash at maturity. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of approximately $0.3 million or 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of approximately $0.6 million or 2.5% of the principal. (See Note 11 to the consolidated financial statements).

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2014 (For further details see "Financing Activities" above and Note 11 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 38,350,000	$ -	$ 37,308,000	$ -	$ 1,042,000
Interest Notes[2]	6,754,086	-	6,754,086	-	-
Interest	458,480	57,310	114,620	114,620	171,930
	$ 45,562,566	$ 57,310	$ 44,176,706	$ 114,620	$ 1,213,930

1         Includes $37,308,000 principal amount of 11% convertible notes due December 31, 2015 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date.

2         The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of September 30, 2014 is comprised of $32.4 million carrying value of Modified Notes, New Notes and Interest Notes issued pursuant to the 2014 Restructuring and $1.0 million of Old Notes held by other note holders who declined to participate in the 2012 Restructuring (See Note 11 to the consolidated financial statements). The carrying value of Modified Notes, New Notes and Interest Notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and nine months ended September 30, 2014 was approximately $7.2 million and $14.3 million, respectively compared to $3.8 million and $11.2 million in the comparable periods in 2013.

		3 months			9 months
	2014	2013	Change	2014	2013	Change
Other Income (loss)	$ (3,967)	$ (78,304)	$ 74,337	$ (172,155)	$ (72,193)	$ (99,962)
Total expenses	(7,098,962)	(3,757,607)	(3,341,355)	(14,091,724)	(11,090,381)	(3,001,343)
Net Loss	$(7,102,929)	$(3,835,911)	$ (3,267,018)	$(14,263,879)	$(11,162,574)	$(3,101,305)

Other Income

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The loss on settlement of debt in 2014 was due to the remaining unamortized discount on convertible notes prior to the restructuring (See Note 11 to the consolidated financial statements).

		3 months			9 months
	2014	2013	Change	2014	2013	Change
Interest	$ 12	$ 123	$ (111)	$ 170	$ 555	$ (385)
Gain (loss) on settlement of
debt	-	340	(340)	(161,292)	340	(161,632)
Loss on sale of marketable
securities	-	(4,039)	4,039	-	(4,039)	4,039
Loss on impairment of
marketable securities	-	(75,576)	75,576	-	(75,576)	75,576
Foreign currency gain (loss)	(3,979)	848	(4,827)	(11,033)	6,527	(17,560)
	$ (3,967)	$ (78,304)	$ 74,337	$ (172,155)	$ (72,193)	$(99,962)

Expenses

Corporate general and administrative expense for the nine months ended September 30, 2014 increased from the comparable period in 2013 primarily due to costs associated with the restructuring of convertible notes in the second quarter of 2014. During the three months ended September 30, 2014, general and administrative expense increased due to non-cash charges associated with the issuance of stock options. The decrease in exploration expense during the nine months ended September 30, 2014 is attributable to a decrease in activities on the La Tortuga property. The increase in exploration expense during the three months ended September 30, 2014 is due to costs of winding down operations in Mexico. The increase in legal and accounting expense for the nine months ended September 30, 2014 is primarily attributable to fees incurred for corporate and tax planning activities as well as regulatory obligations arising from the extension of the debt and issuance of additional equity.

Arbitration expense for the three and nine months ended September 30, 2014 increased by $2.4 million and $1.1 million, respectively from the comparable periods in 2013 due to the accrual of $3.4 million contingent legal fees now payable as a result of the successful ICSID Award partially offset by a decrease in costs associated with financial and technical experts as the proceedings reached the final phases. The increase in interest expense is related to an increase in accretion of convertible notes as well as additional interest on the new convertible notes issued in the second quarter of 2014. The write-off of mineral property is a result of management's decision to terminate the option agreement with Soltoro under which the Company had a $0.425 million investment in the La Tortuga property.

		3 months			9 months
	2014	2013	Change	2014	2013	Change
Corporate general and administrative	$ 765,254	$ 633,177	$ 132,077	$ 2,722,724	$ 2,360,017	$ 362,707
Exploration	333,152	278,151	55,001	778,269	892,875	(114,606)
Legal and accounting	313,614	40,637	272,977	562,982	369,259	193,723
	1,412,020	951,965	460,055	4,063,975	3,622,151	441,824

Venezuelan operations	51,663	49,254	2,409	109,535	156,190	(46,655)
Arbitration	3,459,850	1,059,558	2,400,292	3,740,697	2,621,089	1,119,608
Equipment holding costs	212,617	287,531	(74,914)	660,873	698,561	(37,688)
Write-off of mineral property	-	-	-	425,010	-	425,010
Interest expense	1,962,812	1,409,299	553,513	5,091,634	3,992,390	1,099,244
	5,686,942	2,805,642	2,881,300	10,027,749	7,468,230	2,559,519
Total Expenses for the Period	$ 7,098,962	$ 3,757,607	$ 3,341,355	$ 14,091,724	$ 11,090,381	$ 3,001,343

SUMMARY OF QUARTERLY RESULTS

Quarter ended	9/30/14	6/30/14	3/31/14	12/31/13	9/30/13	6/30/13	3/31/13	12/31/12
Other Income (loss)	$(3,967)	$(162,556)	$(5,632)	$(104,405)	($78,304)	$(23,123)	$29,234	$7,713,505
Net income (loss)
before tax	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609
Per share	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08
Fully diluted	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08
Net income (loss)	(7,102,929)	(4,347,337)	(2,813,613)	(4,273,836)	(3,835,911)	(4,119,566)	(3,207,097)	4,353,609
Per share	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08
Fully diluted	(0.09)	(0.06)	(0.04)	(0.06)	(0.05)	(0.06)	(0.04)	0.08

Other income (loss) during the second quarter of 2014 primarily consisted of the loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring.  Other income (loss) during 2013 and the first and third quarters of 2014 consisted of foreign currency gains (losses), losses on marketable securities and interest income. Other income in the fourth quarter of 2012 was primarily comprised of an $8.1 million gain on the 2012 restructuring of the Company’s convertible notes partially offset by a $0.4 million loss on marketable securities.

Net loss increased in the third quarter of 2014 due to the accrual of $3.4 million in contingent legal fees now payable as a result of the successful ICSID Award. The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing. Net loss in the third quarter of 2013 decreased mainly as a result of a decrease in non-cash compensation. The increase in net loss during the second quarter of 2013 was primarily due to an increase in arbitration costs. During 2012, net loss decreased each quarter primarily due to decreases in costs associated with the arbitration and an increase in other income in the fourth quarter as noted above.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.